UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Kang Xin
Name:	Kang Xin
Title:	Company Secretary
Dated: January 24, 2008

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated January 23, 2008, entitled “Qualified Accountant”.

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss whatsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 883)

QUALIFIED ACCOUNTANT

The Company has applied for, and the Stock Exchange has granted, a conditional waiver from strict compliance with Rule 3.24 of the Listing Rules in relation to the requirement for the Company to appoint a qualified accountant for the period from 1 January 2008 until 31 December 2010.

Reference is made to the announcement of CNOOC Limited (the “Company”) dated 9 February 2006 regarding a conditional waiver from strict compliance with Rule 3.24 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (the “Listing Rules”) granted by the Stock Exchange in relation to the requirement for the Company to appoint a qualified accountant (the “Waiver”).  The Waiver expired on 31 December 2007.

The Company has applied for, and the Stock Exchange has granted, a conditional waiver from strict compliance with Rule 3.24 of the Listing Rules in relation to the requirement for the Company to appoint a qualified accountant for the period from 1 January 2008 until 31 December 2010.

Mr. Li Feilong, a member of the senior management team of the Company, meets all the requirements of a qualified accountant as set out in Rule 3.24 of the Listing Rules, except that he is not a fellow or associate member of the Hong Kong Institute of Certified Public Accountants (“HKICPA”) or a similar body of accountants recognized by HKICPA for the purpose of granting exemptions from the examination requirement for membership of HKICPA. Mr. Li Feilong will continue to take up the role of qualified accountant of the Company and will continue to be assisted by Mr. Li Peng, a senior accountant of the Company and a member of the Association of Chartered Certified Accountant (ACCA) in the United Kingdom, for the duration of the waiver.

The waiver granted by the Stock Exchange will cease (i) on 31 December 2010; or (ii) once Mr. Li Peng is no longer able to assist Mr. Li Feilong, whichever is the earlier. When the waiver ceases to have effect, the Company will immediately inform the Stock Exchange and take remedial steps to comply with Rule 3.24 of the Listing Rules.

By Order of the Board CNOOC Limited Kang Xin Company Secretary

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 Hong Kong, 23 January 2008

As at the date of this announcement, the board of directors comprises of:

Executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Guangqi Yang Hua Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Evert Henkes Lawrence J. Lau Tse Hau Yin, Aloysius

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